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                           [WIRE ONE TECHNOLOGIES, INC. LETTERHEAD]


                                  June 22, 2001

By Telefacsimile

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


Re: Wire One Technologies, Inc. Request to Withdraw Post-Effective Amendment to Form S-1 on Form S-3 (Registration No. 333-42518)

Ladies and Gentlemen:

        Wire One Technologies, Inc., a Delaware corporation (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), to withdraw from registration solely the Post Effective Amendment to Form S-1 on Form S-3 (the "Amendment") (Registration No. 333-42518), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on June 14, 2001. This application has been filed because the Company has filed a new registration statement on Form S-3 (Registration No. 333-63310) with respect to the shares covered by the Amendment.

        The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

        Please provide the Company with a copy of the order granting withdrawal of the Amendment as soon as it is available.

        If you have any questions regarding this request for withdrawal, please contact Judy W. Tieh of Morrison & Foerster LLP, counsel for the Company, at 212-506-7320.

                                        Sincerely,

                                        WIRE ONE TECHNOLOGIES, INC.

                                        By: /s/ Richard Reiss
                                            -----------------------------
                                            Richard Reiss
                                            Chairman, President and Chief
                                            Executive Officer

cc:  Michael J.W. Rennock, Esq.
     Judy W. Tieh, Esq.